Exhibit 11.                      Statement re: Computation of Per Share Earnings

Net loss as of January 31, 2011	$ 6,854

Average number of shares outstanding since inception (i)	30,000,000

Net loss per share for the period from June 16, 2010 (date of inception) to January 31, 2011	$ (0.00)

The Company has not stock options, warrants or rights outstanding as of January 31, 2011.

There have been no shares issued between January 31, 2011 and March 7, 2011 or up to the date of this prospectus.